U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                             SKECHERS U.S.A., INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                              CtW INVESTMENT GROUP

May 8, 2014

Please WITHHOLD support for the re-election of Directors Richard Siskind and Richard Rappaport at Skechers U.S.A., Inc. (NYSE: SKX)'s annual meeting on May 22, 2014.

Dear Skechers Shareholder:

In light of profound concerns over the board's composition and recruitment process, which the board refuses to address, we urge you to withhold support from the re-election of Skechers Directors Rappaport and Siskind, two of the three directors up for re-election. Along with structural impediments to shareholder accountability (dual class voting, 44% insider representation, and a classified board), the problematic composition of our board reflects a deeply troubling recruitment process that jeopardizes credible independence:

  - Outside directors who were nominated through the longstanding practice of recruiting people with business ties to Skechers or its insiders;
  - The domination of our board by lengthy tenured directors; indeed the only two new recruits of the last eight years came aboard solely to fulfill a listing requirement of the NYSE and are not reflective of a genuine effort to add fresh perspective;
  - A negligible amount of diversity, including gender, race, and experience;
    and
  - The re-nomination of Richard Rappaport whose troublesome background, fraught with run-ins with regulatory authorities and conflicts of interest, reflects the risks from a flawed recruitment process.

The CtW Investment Group works with union sponsored pension funds to to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Skechers.

RICHARD SISKIND IS ACCOUNTABLE FOR THE BOARD'S INSULARITY AND FLAWED RECRUITMENT PROCESS.

Richard Siskind is the longest serving outside director, having served 14 years on Skechers' board. He has been a member of the Nominating and Governance Committee since its inception in 2009 (previously recruitment was the responsibility of the board as a whole). The only additions to the board since the committee's formation, Mr. Walsh and Mr. Rappaport, were solely recruited because Skechers temporarily lost its controlled company status and had to meet the NYSE listing requirement of a majority independent board. Considering Mr. Rappaport's questionable background and relationship ties outlined below, it is clear that the creation of a Nominating and Governance Committee was not enough to correct the flawed approach to recruitment which has become so ingrained in this board.

The board has a longstanding history of recruiting new members who have business relationships with Skechers. Mr. Siskind himself came onto the board under circumstances which should make investors wary. He was the President and CEO of Stage II Apparel which, just before he was nominated, acquired a trademark from our company by way of the Greenberg Family Trust and several members of the Greenberg family. After he joined, Mr. Siskind and CEO Greenberg interlocked as Compensation Committee members of each others' boards. John Quinn served as our company's outside legal counsel both prior to and during his board service from 1999 to 2001, when he was hired as Skechers Chief Strategy Officer. Thomas Poletti, who served as Chair of the Audit Committee from 2002 to 2004, was Skechers outside legal counsel for almost a decade prior and continued to work in this capacity throughout his board tenure and after he left the board./1/
Mr. Poletti's replacement, Fred Schneider, spent seventeen years of his career working at KPMG, where he not only worked

____________________

/1/ It is also of note that Thomas Poletti was the lawyer involved in Director Rappaport's Chinese reverse merger deals (discussed below) further suggesting that Mr. Rappaport's business relationships are closely tied to our company.


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com
on the account of the Greenbergs' previous endeavor, L.A. Gear, but was also our company's first audit partner. Mr. Schneider left the board when he was hired to be Skechers' Chief Financial Officer in 2006. To replace Mr. Schnieder, the board again looked no further than the company's independent auditor, KPMG. Current director, Morton Erlich, spent 34 years at KPMG and also served as our company's audit partner. Fifteen months after he retired from KPMG, he joined our board as the Chair of the Audit Committee and spent the next seven years overseeing the very firm where he spent the bulk of his career.

Another troubling sign of entrenchment is the lack of diversity among board members. Skechers has yet to have a female board member, despite the fact that they make up a large portion of its customer base. The only new recruits within the last eight years, Mr. Rappaport and Mr. Walsh, both came from the financial sector. Add this to the heavy recruitment from Skechers' service providers outlined above, and it is clear that Skechers is not casting a wide enough net in its search for new nominees. With three board members coming from the Greenberg family and another from the company's executive offices, it is imperative that the remaining five directors have divergent backgrounds which will likely lead to more healthy debates.

RICHARD RAPPAPORT'S REGULATORY STRIKE AND CONFLICTS OF INTEREST MAKE HIM AN INADEQUATE CHOICE FOR OUR BOARD.

Mr. Rappaport is the Founder and CEO of WestPark Capital, a brokerage firm, whose reputation is tarnished by its numerous clashes with securities regulators, raising serious doubts as to his judgment and integrity.

  - Just last month, WestPark was assessed a civil penalty by the New Jersey Division of Consumer Affairs and the Bureau of Securities for its failure to supervise a broker who used out-of-state PO boxes to continue to do business with New Jersey residents despite having his registration revoked.
  - In recent years, Mr. Rappaport and WestPark gained notoriety for their role in the surge of delisted Chinese reverse merger companies. Mr. Rappaport persuaded Chinese companies to use an accelerated path to the US securities market, which he created, by merging with his inactive, publicly traded, shell companies. Five of the Chinese firms he brought onto US exchanges through the reverse merger process were delisted by the SEC after their auditor accused management of fraud, withdrew its past audit opinions, and resigned. Investors lost millions and numerous shareholder lawsuits, which named WestPark Capital as a defendant, ensued. The SEC is still investigating the firms involved.
  - In 2012, WestPark agreed to pay the Florida Office of Financial Regulation a fine of $59,125 to settle a complaint alleging a failure to implement the firm's anti-money laundering compliance program (AML), failure to maintain accurate books and records, failure to analyze and monitor suspicious transactions, and failure to implement the AML's independent audit.
  - In 2010, the Financial Industry Regulatory Authority (FINRA) ordered WestPark to pay $100,000 in fines and $300,000 in restitution for having a deficient supervisory system leading to the hiring and inadequate supervision of several employees with poor disciplinary records. Many customers sustained losses due to what FINRA termed the "unauthorized, excessive, and unsuitable trading" of these employees.
  - In 2003, regulators accused Mr. Rappaport of knowingly issuing misleading reports and failing to have supervisory procedures to safeguard against such misdeeds. In 2004, the National Association of Securities Dealers (NASD) suspended Mr. Rappaport from principal activities for 30 days, barred him from issuing reports for six months, imposed a $50,000 fine, and required him to hire an outside consultant to review WestPark's supervisory and operating procedures. Mr. Rappaport failed to abide by this suspension, however, and was again suspended and fined by the NASD in 2006. Additionally, he was banned from working as a principal for the offer or sale of securities in the state of Illinois for three years.

Such a troubling record should be a huge red-flag to well-governed boards recruiting or re-nominating directors. It is critical to note, then, that Mr. Rappaport has prior business dealings with Skechers, serving as the managing director for the underwriter of Skechers subsidiary Kani, and with the Schwartzberg family, long-time associates of CEO Greenberg.


           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

The aforementioned shell companies involved in the Chinese reverse mergers were joint ventures between Mr. Rappaport and Debbie Schwartzberg, who, along with several members of her immediate family, were co-investors of Skechers prior to its public offering. Her husband, Gil Schwartzberg, is a trustee of several of CEO Greenberg's trusts and a major Skechers shareholder, with personal control of 15% of the voting power and whose relationship with the Greenberg family dates back decades, when he held a variety of executive positions at LA Gear. Moreover, Julie Schwartzberg, of the same family, worked at Skechers before joining EBI Securities Corporation, where Rappaport was Managing Director, and then WestPark Capital.

THE BOARD FAILED TO RESPOND TO LETTER OUTLINING THESE CONCERNS

In February, the CtW Investment Group wrote a letter, available on our website (www.ctwinvestmentgroup.com), asking the board of directors to provide a detailed rationale for the continued board service of Directors Rappaport, Siskind, and Erlich in light of our concerns, and to hire a recruiter to refresh the board with a more diverse group of nominees. The Skechers board failed to respond. We urge you to please join us in voting to WITHHOLD support for the re-election of Directors Siskind and Rappaport at Skechers' annual meeting on May 22nd.

If you would like to discuss our concerns directly with us, please contact my colleague, Emma Bayes, at (202) 721-6065 or at Emma.Bayes@changetowin.org.


Sincerely,

/S/

Dieter Waizenegger
Executive Director, CtW Investment Group

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.